UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 2)

Under the Securities Exchange Act of 1934

Equidyne Corporation

(Name of Issuer)

Common Stock, Par Value $0.10 Per Share

(Title of Class of Securities)

29442R105

(CUSIP Number)

Thomas Stewens
Member of the Board
Concord Effekten AG
Grosse Gallusstrasse 9, 60311 Frankfurt, Germany
Telephone (0049) 69 50951-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2003

(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

CUSIP NO 29442R105	13D	PAGE 2	OF	6 PAGES

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Concord Effekten AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER
NUMBER OF		0

SHARES	8	SHARED VOTING POWER
		0
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER
		1,304,133
REPORTING

PERSON	10	SHARED DISPOSITIVE POWER
		0
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,304,133

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%

14	TYPE OF REPORTING PERSON

CO

Page 3 of 6 Pages

ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, par value $0.10 per share (the “Shares”) of Equidyne Corporation (the “Corporation”).

The principal executive offices of the Corporation are located at 11770 Bernardo Plaza Ct., Suite 351, San Diego, California 92128.

ITEM 2.     IDENTITY AND BACKGROUND.

This statement is filed by Concord Effekten AG, a German company (“Concord”).

The principal business of Concord is engaging in investment activities in Germany. There is no control person of Concord.

The address of the principal business and the principal office of Concord is Grosse Gallusstrasse 9, 60311 Frankfurt, Germany.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of Concord.

NAME	RESIDENCE OR	PRINCIPAL	CITIZENSHIP
	BUSINESS ADDRESS	OCCUPATION

Dirk Schaper	Grosse Gallusstrasse 9, 60311 Frankfurt, Germany	Chairman of Managing Board of Concord	German

Bernd Groebler	Grosse Gallusstrasse 9, 60311 Frankfurt, Germany	Member of Managing Board of Concord	German

Thomas Stewens	Grosse Gallusstrasse 9, 60311 Frankfurt, Germany	Member of Managing Board of Concord	German

Matthias Gutsche	Grosse Gallusstrasse 9, 60311 Frankfurt, Germany	Managing Director of Concord; Head of Legal and Compliance	German

During the last five years, neither Concord nor, to its knowledge, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Page 4 of 6 Pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 30, 2003, Concord and MFC Bancorp Ltd. (“MFC”) entered into an agreement (the “Agreement”) dated April 29, 2003 pursuant to which Concord agreed that, with relation to the 2003 annual meeting of stockholders of the Corporation and any other meeting of the Corporation or any adjournment or postponement held prior to June 30, 2004 (the “2003 Meeting”), Concord would provide to MFC, upon request, any proxies or otherwise take such actions as may be required or desirable to vote the 1,200,000 Shares of the Corporation plus any other Shares of the Corporation held by Concord at the time of the 2003 Meeting in favour of any nominees for election as directors of the Corporation put forth by MFC and otherwise vote such Shares as directed by MFC with respect to any proposal before the stockholders of the Corporation. The Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

MFC was granted voting rights with respect to the 1,200,000 Shares plus any other Shares of the Corporation held by Concord at the time of the 2003 meeting in connection with the Agreement whereby MFC was given the authority to direct the voting of Shares held by Concord. Concord granted MFC voting power over the Shares to allow MFC to actively influence the strategy and policy of the Corporation, including potentially electing MFC’s slate of directors who may be able to preserve and enhance shareholder value more effectively than the current state of directors of the Corporation. Except as otherwise disclosed, neither Concord nor, to the knowledge of Concord, any of its directors or executive officers, have the intention of acquiring beneficial ownership over additional Shares, although Concord reserves the right to make additional purchases on the open market, in private transactions and from treasury.

As part of Concord’s ongoing review of its interest in the Shares, Concord is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Corporation or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Corporation; (e) any material change in the present capitalization of the Corporation; (f) any other material change in the Corporation’s business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that Concord will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Concord may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the securities of the Corporation, the financial condition, results of operations and prospect of the Corporation and general economic, financial market and industry conditions.

Except as otherwise disclosed, neither Concord nor, to the knowledge of Concord, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a) — (j) of Schedule 13D.

Page 5 of 6 Pages

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As a result of the Agreement, MFC has the sole power to direct the vote of, in aggregate 1,304,133 Shares as of April 30, 2003, representing approximately 8.7% of the Corporation’s issued and outstanding Shares. Concord retains the right to direct the receipt of proceeds from, and the proceeds from the sale of, the 1,304,133 Shares subject to the Agreement.

To the knowledge of Concord, none of its directors or executive officers have any power to vote or dispose of any Shares of the Corporation, nor did they effect any transactions in such Shares during the past 60 days, except as disclosed herein. Concord effected the following transactions during the past 60 days, reducing the amount of shares held to 1,304,133:

Action	Date	Volume	Price per share	Place of transaction
			EUR

Sell	03-19-03	20000	0,376	Nasdaq and/or Amex
Sell	03-21-03	30000	0,372	Nasdaq and/or Amex
Sell	03-21-03	50000	0,375	Nasdaq and/or Amex
Sell	04-09-03	12000	0,367	Nasdaq and/or Amex

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In addition to being granted voting rights over the 1,304,133 Shares, MFC was granted an option to purchase up to 485,844 of the Shares held by Concord exercisable at any time until the earlier of the date that is 60 days after the date of the 2003 Meeting and August 31, 2003 for an exercise price of $0.45 per share. MFC was also granted a right of first refusal pursuant to and for the term of the Agreement to purchase all, but not less than all, of any Shares which Concord proposes to sell to an arm’s length purchaser. The Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

1	Agreement between MFC Bancorp Ltd. and Concord dated April 29, 2003.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Concord Effekten AG

By: /s/ Thomas Stewens
(Signature)

Thomas Stewens, Member of the Board
(Name and Title)

By: /s/ Matthias Gutsche
(Signature)

Matthias Gutsche, Head of Legal and Compliance
(Name and Title)

May 6, 2003
(Date)

EXHIBIT INDEX

Exhibit Number	Description

1	Agreement between MFC Bancorp Ltd. and Concord dated April 29, 2003.

EXHIBIT 1

MFC BANCORP LTD.
Floor 21, Millenium Tower
Handelskai 94-96, A-1200
Vienna, Austria

April 29, 2003

Concord Effekten AG
Grosse Gallusstrasse 9 60311
Frankfurt am Main, Germany

Dear Sirs:

Re:   Equidyne Corporation (“Equidyne” or the “Company”)

We write further to our past discussions regarding your beneficial ownership of 1,200,000 shares of common stock in the capital of Equidyne (the “Equidyne Shares”) and the 2003 annual meeting of the stockholders of Equidyne for fiscal 2002, or any adjournment or postponement thereof (the “2003 Meeting”) and any other meeting of shareholders of Equidyne or any adjournment or postponement held during the term of this Agreement (together with the 2003 Meeting, each a “Meeting”).

In connection therewith, you and we wish to enter into this agreement (the “Agreement”) to set forth the basis upon which the Equidyne Shares shall be voted at the Meeting or any adjournment or postponement thereof and a potential reorganization of Equidyne’s board of directors.

In order to proceed, we confirm that, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, you and we hereby severally represent, warrant, covenant and agree as follows:

1.	You hereby irrevocably agree that at the 2003 Meeting (and any Meeting held before it) you shall provide to us, upon request, proxies and otherwise take such actions as may be required or desirable to vote the Equidyne Shares (and any other shares of Equidyne you have the ability to vote at the relevant time) in favour of any nominees (“nominees”) for election as directors of Equidyne put forth by us and otherwise as directed by us with respect to any proposal before the stockholders of Equidyne, including, but not limited to, proposals at a Meeting, and against any resolution authorizing or approving a specific business transaction which has not been approved by our nominees or by us. You shall also comply with this Section 1 in respect of all other Meetings in respect of the amount of Equidyne Shares then owned or controlled by you. We will inform you about our nominees not later than 5 days before any scheduled Meeting.

2.	You shall do and cause to be done all acts and execute and cause to be executed all documents that may be requested in writing by us to ensure the exercise of the voting rights appertaining to the Equidyne Shares, in accordance with the terms of this Agreement.

3.	We shall use reasonable commercial efforts to try to achieve a reorganization of Equidyne’s board of directors so as to try to permit an enhancement in value for your Equidyne Shares, provided that no assurance, representation or warranty is being provided by us to you herein, all of which is expressly disclaimed.

4.	Until after the vote in the 2003 Meeting is completed, you shall not, directly or indirectly, sell, transfer, assign or otherwise dispose of any Equidyne Shares or any interest therein or take any action that could adversely affect your ability to vote the same pursuant to the terms hereof.

5.	From and after the completion of the 2003 Meeting, if you receive a bona fide written offer (an “Offer”) from any person, firm or corporation dealing at arm’s length with you to purchase by way of private sale all or any part of the Equidyne Shares, you shall give notice of such Offer (the “Notice”) to us and shall set out in the Notice the number of Equidyne Shares to be sold pursuant to the Offer (the “Offered Shares”) and the terms upon which and the price at which (the “Purchase Price”) such Offered Shares will be sold pursuant to the Offer. Upon the Notice being given, we shall have the right to purchase all, but not less than all, of the Offered Shares for the Purchase Price by giving notice to you, within 24 hours of having received the Notice, that we wish to exercise such right. If we are willing to purchase all, but not less than all, of the Offered Shares, the transaction of purchase and sale shall be completed in accordance with the terms set out in the Notice. If we do not give notice in accordance with the provisions of this section that we are willing to purchase all of the Offered Shares, our rights to purchase the Offered Shares shall forthwith cease and terminate and you may sell the Offered Shares to the third party purchaser for a price not less than the Purchase Price and on other terms no more favourable to such person than those set forth in the Notice. Notwithstanding anything else in Sections 4 and 5 hereof, nothing herein will restrict you from making bona fide sales of all or part of the Equidyne Shares through the facilities of a stock exchange from and after the vote in the 2003 Meeting is completed.

6.	You hereby grant to us the right (the “Call Option”), exercisable at any time until the earlier of the date that is 60 days after the date of the 2003 Meeting is completed or August 31, 2003, to require you to sell to us up to 485,844 of the Equidyne Shares (the “Optioned Securities”) for $0.45 per share (the “Call Option Consideration”). We may exercise the Call Option by giving to you notice in writing (the “Exercise Notice”) of our intention to exercise the Call Option, and shall set out in such notice the number of Optioned Securities we wish to purchase pursuant to the Call Option (the “Purchased Securities”). Upon the exercise of the Call Option, the Exercise Notice delivered in respect thereof and this Agreement shall together constitute a binding agreement of purchase and sale between you and we regarding the Purchased Securities, and the sale and purchase of the Purchased Securities (the “Closing”) shall be completed within twenty-one (21) business days following receipt by you of the Exercise Notice or on such other date that you and we may agree to in writing (the “Closing Date”) on the following terms and conditions:

(a)	the Closing shall occur at suite 1000 — 925 West Georgia Street, Vancouver, British Columbia, Canada, or at such other place that you and we may agree to in writing, at 9:00 am (Pacific Standard Time) on the Closing Date;

(b)	the consideration payable by us for the Purchased Securities shall be the Call Option Consideration multiplied by the number of Purchased Securities, payable by certified cheque or bank draft delivered at the Closing;

(c)	you shall duly and validly transfer and deliver or cause to be delivered to us at the Closing the Purchased Securities;

(d)	upon the exercise of the Call Option and delivery of the consideration payable for the Purchased Securities, the Purchased Securities shall be and be deemed to have been transferred to us and we shall be and be deemed to have become the holder of Purchased Securities; and

(e)	the Purchased Securities shall be free and clear of any liens, mortgages, charges and encumbrances whatsoever and we shall receive good and marketable title thereto.

This Section 6 does not apply if during the duration of this Agreement the average trading price for the common shares of Equidyne as reported on the American Stock Exchange exceeds the Call Option Price for a period of 5 consecutive trading days other than as a result of or related to events caused or actions taken by us.

7.	We will inform you when you are obliged to file a document with the U.S. Securities and Exchange Commission (SEC-Filing) in connection with this Call Option and, in case you are obliged to file a SEC-Filing, we will assist you in doing so.

8.	You covenant, represent and warrant as follows and acknowledge and confirm that we are relying upon such covenants, representations and warranties in connection with the entering into of this Agreement:

(a)	you have duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation enforceable against you in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other laws affecting creditors’ rights generally or by general principles governing the availability of equitable remedies;

(b)	you are the beneficial owner of the Equidyne Shares and have the ability to direct the voting of the Equidyne Shares;

(c)	you have not granted, issued or provided to any person a proxy or other instrument or document authorizing or entitling, or purporting to authorize or entitle, any person to exercise any voting rights attached to the Equidyne Shares, including, without limitation, the right to vote the Equidyne Shares at the Meeting or any adjournment or postponement thereof or at any meeting of the stockholders of Equidyne;

(d)	no person, firm, partnership, trust or corporation, other than us, has any agreement or option capable of becoming an agreement or option for the purchase, acquisition or transfer of any of the Equidyne Shares or any interest therein or any right thereto;

(e)	you have all the necessary power and authority to execute and deliver this Agreement and to perform or cause to be performed your obligations hereunder;

(f)	the execution, delivery and performance of this Agreement by you does not conflict with or violate any of your organizational documents or any agreement, arrangement, law, rule, regulation, order or decree to which you are a party or by which you are bound or affected;

(g)	you have not any prior dealings with us or any of our affiliates or associates and you have only dealt at arm’s-length with us and our affiliates and associates; and

(h)	you shall not sell, assign or transfer the Equidyne Shares, other than to us, as permitted pursuant to Sections 4, 5 and/or 6 hereof or as agreed to in writing by us.

9.	We covenant, represent and warrant as follows and acknowledge and confirm that you are relying upon such covenants, representations and warranties in connection with the entering into of this Agreement:

(a)	we have duly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation enforceable against us in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, moratorium or other laws affecting creditors’ rights generally or by general principles governing the availability of equitable remedies;

(b)	we have all the necessary power and authority to execute and deliver this Agreement and to perform our obligations hereunder; and

(c)	we have not, nor have any of our affiliates or associates had, any prior dealings with you and we and our affiliates and associates have only dealt at arm’s-length with you.

10.	This Agreement shall enure to the benefit of and be binding upon the parties and, save as otherwise herein provided, their respective heirs, executors, administrators, successors and assigns.

11.	This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, with respect to the subject matter hereof.

12.	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereby shall negotiate in good faith to modify this Agreement so as to the effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated.

13.	The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. The parties hereto agree that no party shall be entitled to punitive or exemplary damages.

14.	This Agreement shall be governed by and construed in accordance with German law. Place of jurisdiction is Frankfurt am Main, Germany.

15.	You and we will perform and cause to be performed such further and other acts and things and execute and deliver or cause to be executed and delivered such further and other documents as may be necessary or desirable to carry out the terms and intent of this Agreement.

16.	Any notice or other document required or permitted to be given pursuant to this Agreement shall be validly given if delivered or sent by registered mail, postage pre-paid, to the address of the addressee as follows:

(a)	if to Concord Effekten AG:

Grosse Gallusstrasse 9 60311 Frankfurt am Main, Germany Attention: Thomas Stewens Facsimile No.: +49 69 50951-350

(b)	if to MFC Bancorp Ltd.:

1000 — 925 West Georgia Street Vancouver, B.C. V6C 3L2 Attention: H.S. Sangra Facsimile No.: (604) 669-8803

Any notice or other document given by mail as aforesaid shall be deemed to have been received on the fifth day following the date on which such notice or document was mailed. In lieu of notice by mail as aforesaid, any notice or other document required or permitted to be given pursuant to this Agreement may be validly given if delivered to the address, or transmitted by facsimile to the facsimile number, of the addressees set forth above and such notice or document so delivered shall be deemed to have been given at the time of delivery.

17.	As between ourselves, you will not be responsible for any costs or expenses incurred by us related to or resulting from the nomination by us of directors for election by the stockholders of Equidyne or the solicitation of proxies by us in respect of the Meeting, or any actions or proceedings related thereto and we will indemnify you and hold you harmless from and against any costs, claims, expenses or liabilities that you may reasonably suffer or incur arising out of this Agreement (provided you are not in breach thereof) and the performance of your obligations hereunder.

18.	This Agreement shall remain in effect until June 30, 2004 and shall terminate effective 5:00 p.m. (Pacific Standard Time) on such date, provided that if we do not nominate any persons for election as directors of Equidyne at its 2003 annual meeting, this Agreement will terminate effective the later of the conclusion of such meeting or the final resolution of any actions or proceedings related to or resulting from such meeting.

If you are in agreement with the foregoing, please execute a copy of this Agreement where indicated and return the same to us. This Agreement may be executed in counterpart and by facsimile and such parts as so executed shall together constitute one original document, and such parts, if more than one, shall be read together and construed as if all the signing parties had executed one copy of the Agreement.

Yours truly,

MFC BANCORP LTD.

By:	/s/ Roy Zanatta

Agreed to and accepted this 30 day of April, 2003

CONCORD EFFEKTEN AG

By:	/s/ Matthias Gutsche /s/ Thomas Stewens